Exhibit 3.1

Articles of Amendment
of
Astrotech Corporation

Pursuant to RCW 23B.10.060, the following Articles of Amendment are executed by the undersigned, a Washington corporation:
1.    The name of the corporation is Astrotech Corporation.
2.    The first sentence of Article FOURTH of the Restated Articles of Incorporation, as amended, of the corporation, is hereby deleted in its entirety and replaced with the following:
"FOURTH: Effective on October 16, 2017, at 6:30 a.m., eastern standard time (the "Effective Time"), every 5 outstanding shares of this corporation's Common Stock shall be combined and reclassified into one share of Common Stock of this corporation, thereby giving effect to a one-for-five reverse stock split of this corporation's Common Stock (the "Reverse Split"). No fractional shares of Common Stock shall be issued in the Reverse Split; instead, shareholders who would otherwise be entitled to fractional shares will receive a cash payment in lieu of such fraction. After giving effect to the Reverse Split, the total number of shares of capital stock that the corporation shall have authority to issue is 15,000,000 shares of common stock, no par value per share (the “Common Stock”) and 2,500,000 shares of preferred stock, no par value per share (the “Preferred Stock”)."
3.    The amendment effects a one-for-five reverse stock split of the corporation's outstanding Common Stock (the "Reverse Split"). No fractional shares of Common Stock shall be issued in the Reverse Split. Whether fractional shares would have been issuable (but for the preceding sentence) upon the Reverse Split shall be determined based on the total number of shares of Common Stock held by each shareholder immediately following the Reverse Split (after aggregating any fractional shares resulting from the Reverse Split of each such shareholder's Common Stock). In lieu of issuing fractional shares resulting from the Reverse Split, the corporation shall pay cash in an amount equal to the fair value of each such fractional share, such fair value to be calculated by multiplying (a) the fraction to which the shareholder would otherwise be entitled by (b) the per share closing sales price of the Common Stock on the trading day immediately preceding the effective date of the Reverse Split (on a post-split basis), as reported on the Nasdaq Capital Market (or if such price is not available, the average of the last bid and asked prices of the Common Stock on such day (on a post-split basis) or such other price determined by the corporation's Board of Directors). The Reverse Split shall occur automatically without any further action by the holders of the shares affected thereby and whether or not the certificates representing such shares, if in certificated form, are surrendered to this corporation or its transfer agent. With respect to outstanding shares of Common Stock represented by stock certificates, the corporation shall not be obligated to issue certificates evidencing such shares of Common Stock and cash in lieu of fractional shares resulting from the Reverse Split unless the certificates evidencing such shares of Common Stock are either delivered to the corporation's transfer agent or the shareholder notifies the transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the corporation to indemnify the corporation from any loss incurred by it in connection with such certificates.
4.    The amendment was adopted by the Board of Directors on October 12, 2017. Shareholder action was not required pursuant to RCW 23B.10.020(4)(b).
5.    These Articles of Amendment shall be effective at 8:00 P.M., eastern standard time, on October 13, 2017.
These Articles of Amendment are executed by said corporation by its duly authorized officer.

Exhibit 3.1

DATED: October 13, 2017
ASTROTECH CORPORATION

By:

Name:	Eric Stober
Title:	Chief Financial Officer